KONARED CORPORATION
2829 Ala Kalanikaumaka St., Suite F-133
Koloa, HI 96756

December 4, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
USA

Attention:	John Reynolds
Assistant Director

Dear Sirs:

Re:	KonaRed Corporation (the “Company”) Registration Statement on Form S-1 Filed September 18, 2014 File No. 333-198804

Thank you for your letters of October 8, 2014 and October 20, 2014 and telephone correspondence on October 10, 2014, November 20, 2014 and December 2, 2014 with our legal counsel in regard to the Registration Statement on Form S-1 filed by the Company on September 18, 2014.

In connection with the foregoing correspondence, the Company has addressed the following outstanding items:

-	Revisions to the Company’s footnotes to identify the natural persons who have sole or shared voting or investment power over the selling shareholder entities.

-
Addition of the following risk factor:

"Our company could face substantial consequences under Section 5 of the Securities Act of 1933 in connection with the shares of our common stock being offered pursuant to this prospectus.

We believe that our acquisition of the KonaRed business from Sandwich Isles in consideration of 42,750,000 shares of our common stock and the subsequent dissolution of Sandwich Isles and distribution of these shares by Sandwich Isles to the Sandwich Isles shareholders (the “Transactions”) did not involve a “sale” of our securities to the Sandwich Isles shareholders, except to Shaun Roberts, Steve M. Schorr and Dana Roberts. Pursuant to the shareholders’ agreement entered into by the selling stockholders, only Shaun Roberts, Steve M. Schorr and Dana Roberts voted on the sale of the KonaRed business by Sandwich Isles to our company and only Messrs. Roberts and Schorr voted on the subsequent dissolution and distribution of 42,750,000 shares of our common stock to the Sandwich Isles shareholders. No other shareholders of Sandwich Isles voted on these transactions or had power to vote on these transactions.

We believe that the Transactions could not be deemed to involve a “sale” within the meaning of Section 2(a)(3) of the Securities Act of 1933 with respect to the non-voting shareholders of Sandwich Isles because, among other things, the volitional act on the part of the non-voting shareholders required for a “sale” was absent. With respect to the three shareholders who voted, we believe that there was an exemption from the registration requirement under the Securities Act of 1933, even if there was a “sale” to them.

However, we have not received an opinion from counsel to determine that no sale occurred with respect to the non-voting shareholders of Sandwich Isles. If our belief is later determined to be incorrect, then our company could face substantial consequences under section 5 of the Securities Act of 1933. For example, the Securities and Exchange Commission could later determine that the Transactions did involve a “sale” of our securities to the non-voting shareholders of Sandwich Isles and initiate proceedings against our company and any person that sold securities in violation of Section 5 of the Securities Act of 1933. If we have to defend such proceedings or cannot successfully defend our position, the value of our company may be reduced which may lead to partial or total loss of your investment.”

-	Inclusion of updated financial information for the interim period ended September 30, 2014 and related management discussion and analysis.

Please also find enclosed a blackline indicating the applicable amendments to the Form S-1, as included in our Amendment No. 1 in response to your comments and for general updates.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Craig V. Rollins, at (604) 891-7785.

Yours truly,

KONARED CORPORATION

/s/ Shaun Roberts
Shaun Roberts
Chief Executive Officer and a Director